1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
THOMAS FRIEDMANN thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

July 8, 2011

VIA EDGAR AND FEDERAL EXPRESS

John M. Ganley

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	PennantPark Investment Corporation

Registration Statement on Form N-2 – File Nos. File Nos. 333-172524 and 814-00736

Dear Mr. Ganley:

On behalf of PennantPark Investment Corporation (the “Company”), we have submitted for filing with the Securities and Exchange Commission (the “Commission”) via the EDGAR system Pre-Effective Amendment No. 2 to the Company’s shelf Registration Statement on Form N-2 (Registration Nos. 333-172524 and 814-00736, or “PEA 2”).

As discussed, in PEA 2 we updated the Company’s financials for March 31, 2011, and we have addressed your comments that we received via telephone conference on June 18, June 22 and June 29, 2011 regarding Pre-Effective Amendment No. 1 (“PEA 1”) to the Company’s Registration Statement on Form N-2, filed with the Commission on April 15, 2011.

Enclosed for your convenience please find three copies of PEA 2, as well as three marked copies of PEA 2 showing changes made from PEA 1.

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John M. Ganley July 8, 2011 Page 2

If you have any questions, or if you require additional information, please do not hesitate to contact me at (202) 261-3313 or David Harris at (202) 261-3385.

Sincerely,

Thomas Friedmann

/s/  Thomas Friedmann

Cc:	Arthur Penn
Aviv Efrat
PennantPark Investment Corporation
David J. Harris
Dechert LLP